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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER  0-25006
CUSIP NUMBER     911327401

(Check One):  / / Form 10-K  / / Form 20-F  / / Form 11-K
              /x/ Form 10-Q  / / Form N-SAR
               For Period Ended:  March 31, 1997

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

United Petroleum Corporation
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Full Name of Registrant


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Former Name if Applicable

4867 North Broadway
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Address of Principal Executive Office (Street and Number)

Knoxville, Tennessee 37918
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/x/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    Registrant is unable to complete its financial statements in time to file by the May 15, 1997 filing date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Morton S. Robson                          (212)         949 - 1860
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                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /x/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /x/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         United Petroleum Corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 1997                    By /s/ L. Douglas Keene, Jr.,
                                            Executive Vice-President


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                              RIDER TO FORM 12b-25

         United Petroleum Corporation (hereinafter the "Company") is a holding company with two operating divisions. Its retail division operates over 30 convenience stores, oil change facilities or full service car wash facilities in the Southeast. Its E & P division has land and mineral rights for oil and gas properties, including 20 producing wells. The Company's shares of stock are publicly traded on the NASDAQ, Small Capitalization Exchange under the ticker Symbol, "UPET."

         The Company expects to have a loss for the first quarter ended March 31, 1997 in the amount of ($1,345,292) as opposed to income of $1,885 for the same quarter last year.

         The loss for the quarter is largely attributable to two separate items. First, the Company expects an operating loss of approximately $232,957. Secondly, approximately $1,112,335 in interest, amortized discounts and amortized placement fees related to the issuance of convertible debentures will be charged to earnings. The Company expects to report continued operating losses for at least the second quarter of fiscal year 1997 and possibly the third quarter.

         As a result of the Company's performance in 1996 and the first quarter of 1997, management is currently evaluating plans for reducing its needs for additional capital, has restructured the convertible debentures which will result in interest charges being reduced, selling certain assets or operations, and generally seeking to return the Company to profitability. In addition, the Company's Board of Directors is continuing to evaluate various operations to improve earnings and to maximize shareholder value.